FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of March

                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








                                  BG Group plc


      Exercise of options by person discharging managerial responsibility



Dr Stuart Fysh

The Company has received notification from Dr Stuart Fysh, Executive Vice President & Managing Director Mediterranean Basin and Africa, that on
20 March 2007 he exercised options under the BG Group Company Share Option Scheme over 55,000 ordinary shares of 10p each, at a price of GBP2.785 per share.

As a result, Dr Fysh's beneficial interests in the ordinary share capital of BG Group plc are 319,429 shares, representing 0.009% of the shares in issue.



21 March 2007
Website www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 21 March 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary